Exhibit (a)(1)(B)

Subject:	Sunesis Pharmaceuticals, Inc. Offer to Exchange Eligible Options for New Options

To:	Eligible Holders

Date:	June 9, 2017

We are pleased to announce that Sunesis Pharmaceuticals, Inc. (“Sunesis”) is commencing an Offer to Exchange Eligible Options for New Options (referred to as the “Exchange Offer”) today, Friday, June 9, 2017. The Exchange Offer program allows eligible employees who received certain stock option grants the opportunity to exchange those options for replacement option awards. The terms of the Exchange Offer are detailed in the Offer to Exchange Eligible Options for New Options dated June 9, 2017, that was filed with the U.S. Securities and Exchange Commission and can be accessed at http://ir.sunesis.com/phoenix.zhtml?c=194116&p=irol-sec or using the link below:

[Link to Exchange Offer]

The Exchange Offer and withdrawal rights will remain open until 4:00 p.m., U.S. Pacific Time, on Friday, July 7, 2017, unless the Exchange Offer is extended. If any of the conditions to the Offer are not satisfied or waived, Sunesis will terminate the Exchange Offer and will not be able to accept any tendered options for exchange.

Attached to this e-mail is the Election Form related to the Exchange Offer. You can access a Notice Of Withdrawal form by using the following link: [Link to Withdrawal Form]

You should be aware, as further described in the Offer to Exchange Eligible Options for New Options, that the terms and conditions of your new options (“New Options”), including the vesting schedule of your New Options, will be different from the exchanged options. The New Options will be treated, to the maximum extent permissible under applicable law, as incentive stock options.

Please carefully read all of the documents included in the Offer to Exchange Eligible Options for New Options. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions set forth in the attached Election Form, including returning, as indicated in the attached document, your properly completed and signed Election Form by email to ejhun@sunesis.com, or by hand to Esther Jhun, so that we receive them before 4:00 p.m., U.S. Pacific Time, on Friday, July 7, 2017 (or a later expiration date if Sunesis extends the Exchange Offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

We will be holding an information session regarding the exchange offer on Monday, June 12, 2017.

If, after the scheduled information sessions, you have any additional questions about the Exchange Offer, you can contact me at:

Esther Jhun

Phone: (650) 266-3757

E-Mail: ejhun@sunesis.com

1.

However, please understand that I cannot advise you on whether or not to exchange your Eligible Options. Sunesis recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate in the Exchange Offer.

Thanks,

Esther Jhun

Corporate Controller

2.